Exhibit 12.1

RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

    The following table sets forth our consolidated ratios of earnings to fixed charges and preferred stock dividends for the periods shown. For purposes of computing the ratios, earnings represent income before taxes, extraordinary items and the cumulative effect of accounting changes, plus fixed charges. Fixed charges represent total interest expense plus an estimate of the interest within rental expense, including and excluding interest on deposits. Currently, we have no shares of preferred stock outstanding and have not paid any dividends on preferred stock in the periods shown. Therefore, the ratio of earnings to combined fixed charges and preferred stock dividends is not different from the ratio of earnings to fixed charges.

	Three Months Ended	Year Ended December 31,
	March 31, 2014	2013	2012	2011	2010	2009
Ratio of earnings to fixed charges and preferred stock dividends:
Including interest on deposits	4.01	3.71	4.60	2.77	1.50	0.97
Excluding interest on deposits	13.91	12.08	20.68	13.89	3.06	0.92